As filed with the Securities and Exchange Commission on January 20, 2015

Registration No. 333-201380

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

REGISTRATION STATEMENT UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

REPUBLIC OF THE PHILIPPINES

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Hon. Mario Lopez de Leon, Jr.

Consul General

Philippine Consulate General

556 Fifth Avenue

New York, New York 10036-5095

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

Jeffrey Cohen, Esq. Pamela Shores, Esq. Linklaters 10th Floor, Alexandra House 18 Chater Road Hong Kong SAR	Sung K. Kang, Esq. Robert K. Williams, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o 37th Floor, Hysan Place 500 Hennessy Road Hong Kong SAR

Approximate date of commencement of proposed sale to the public:

From time to time after the Registration Statement becomes effective.

EXPLANATORY NOTE

The Registrant has prepared this Post-Effective Amendment No. 1 to the Registration Statement on Schedule B (File No. 333-201380), which became effective immediately upon filing with the Securities and Exchange Commission on January 6, 2015, solely to add exhibits to the Registration Statement in accordance with Rule 462(d) under the Securities Act of 1933, and accordingly, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.

Contents

This Post-Effective Amendment No. 1 to the Registration Statement No. 333-201380 consists of:

1	Facing sheet.

2	The following exhibits:

A.	Opinion of the Secretary of the Department of Justice, the Republic of the Philippines, relating to the U.S.$2,000,000,000 3.95% Global Bonds due 2040.

B.	Opinion of Linklaters, U.S. counsel to the Republic of the Philippines, relating to the U.S.$2,000,000,000 3.95% Global Bonds due 2040.

C.	Consent of the Secretary of the Department of Justice of the Republic of the Philippines (included in Exhibit (A)).

D.	Consent of Linklaters (included in Exhibit (B)).

E.	Consent of Gil S. Beltran, Undersecretary of the Department of Finance, Republic of the Philippines (included on signature page).

Signature of the Republic of the Philippines

Pursuant to the requirements of the Securities Act of 1933, the Republic of the Philippines has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Manila, Republic of the Philippines on the 20th day of January, 2015.

REPUBLIC OF THE PHILIPPINES

By	/s/ GIL S. BELTRAN
Gil S. Beltran[1]
Undersecretary of the Department of Finance of the Philippines

Note:

(1)	Consent is hereby given to use of his name in connection with the information specified in this Post-Effective Amendment No. 1 to the Registration Statement to have been supplied by him and stated on his authority.

Signature of Authorized Representative of the Republic of the Philippines

Pursuant to the Securities Act of 1933, the undersigned, a duly authorized representative of the Republic of the Philippines in the United States, has signed this Post-Effective Amendment No. 1 to the Registration Statement in The City of New York, New York on the 20th day of January, 2015.

REPUBLIC OF THE PHILIPPINES

By	/s/ MARIO LOPEZ DE LEON, JR.
Mario Lopez de Leon, Jr.
Consul General

Exhibit Index

Exhibit	Description

A.	Opinion of the Secretary of the Department of Justice, the Republic of the Philippines, relating to the U.S.$2,000,000,000 3.95% Global Bonds due 2040.

B.	Opinion of Linklaters, U.S. counsel to the Republic of the Philippines, relating to the U.S.$2,000,000,000 3.95% Global Bonds due 2040.

C.	Consent of the Secretary of the Department of Justice of the Republic of the Philippines (included in Exhibit (A)).

D.	Consent of Linklaters (included in Exhibit (B)).

E.	Consent of Gil S. Beltran, Undersecretary of the Department of Finance, Republic of the Philippines (included on signature page).